20010702

...N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 26 2020 Washington DC 415

SEC FILE NUMBER
8-68942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solic Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 Orrington Avenue, Suite 1600
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Rubin (847) 583-1618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager Metis CPAs LLC
(Name – *if individual, state last, first, middle name*)

222 Mount Airy Road	Basking Ridge	NJ	07920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Matthew Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLIC CAPITAL, LLC, as of DECEMBER 31, , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

JACQUELYN HESTER
Official Seal
Notary Public – State of Illinois
My Commission Expires Sep 5, 2021

Notary Public

Jacquelyn Hester

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders= Equity or Partners= or Sole Proprietors= Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors= Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2019

PragerMetis

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Solic Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Solic Capital, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Solic Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Solic Capital, LLC's financial statements. The supplemental information is the responsibility of Solic Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

We have served as Solic Capital, LLC's auditor since 2013.

Prager Metis CPAs, LLC
Basking Ridge, New Jersey
February 21, 2020

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

		Page
Facing Page and Oath or Affirmation		1
Report of Independent Registered Public Accounting Firm		3
Financial Statements		
Statement of Financial Condition		5
Statement of Operations		6
Statement of Changes in Member's Equity		7
Statement of Cash Flows		8
Notes to Financial Statements		9
Supplemental Information		
Schedule I -	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II -	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III -	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Report of Independent Registered Public Accounting Firm		15
Exemption Report		16

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:	
Cash	$ 49,168
CURRENT ASSETS & TOTAL ASSETS	**$ 49,168**

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 13,360
Total Liabilities	13,360
MEMBER'S EQUITY	35,808
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 49,168**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

REVENUE		
	Fees	$ 0
	TOTAL REVENUE	0
EXPENSES		
	General and Administrative	53,587
	Management Fee – related party	14,964
	TOTAL EXPENSES	**68,551**
NET INCOME (LOSS)		**$ (68,551)**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Contributed Capital	Accumulated Earnings (Deficit)	Total Member's Equity
BALANCE – JANUARY 1, 2019	$ 60,403	$ 208,992	$ 269,395
Contributed Capital	59,964	-	59,964
Distributions		(225,000)	(225,000)
Net Income (Loss)	-	(68,551)	(68,551)
BALANCE – DECEMBER 31, 2019	**$ 120,367**	**$(84,559)**	**$ 35,808**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash used in operating activities:	
Net Loss	$(68,551)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase (Decrease) in operating liabilities	
Accounts payable and other accrued expenses	8,000
Net cash used in operating activities	(60,551)
Cash flows from financing activities	
Member Contributions (see note 6)	59,964
Member's Distributions	(225,000)
Net cash used in financing activities	(165,036)
Net decrease in cash and cash equivalents	(225,587)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	274,755
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	**$ 49,168**

See notes to financial statements

1 BUSINESS DESCRIPTION

Business

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Concentration of credit risk

The Company maintains its cash in bank deposits and money market accounts, which at times may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,0000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a limited liability company ("LLC") and is disregarded as an entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Revenue recognition

Recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The Company recognizes revenue for consulting work that culminates in a securities transaction for which the Company is engaged to provide services in connection with a transaction, the closing of which involves the exchange of securities between two or more parties, and for which the Company is compensated in the form of success fees based on a percentage of the value (some or all) of the resulting transaction. The incremental revenue amounts are generally contingent on a specific event and the incremental revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognized revenues as the related professional services provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms or an arrangement. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

There are also client engagements where the Company is paid a fixed amount for its service. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expanded based on (i) objectivity determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs, which are billed to customers. These reimbursable costs are recorded as a component of costs of service. There were no revenues earned during the year ended December 31, 2019.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3 NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker-dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,* (the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2019. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2019, the Company's net capital was $35,808 which was $30,808 in excess of its required net capital and its ratio of indebtedness to net capital was 37.31%.

4 RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from the provisions of this rule.

5 INCOME TAXES

As the Company is organized as a single member limited liability company and is disregarded as an entity for tax purposes and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

6 MANAGEMENT AGREEMENT – RELATED PARTY FEES

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, the Company agreed to pay the related party a monthly fee based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month. As of December 31, 2019, the Company has a balance due of $0 to the related party. There were no amounts paid during 2019. The Company recorded $14,964 in capital contributions representing rent and overhead expenses from parent company.

7 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 21, 2020 the date that these financial statements were available to be issued. There were no material subsequent events as of that date which would require disclosure in, or adjustments to, the financial statements.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II– COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

Computation of net capital	
Total member's equity from statement of financial condition	$ 35,808
Less – Non-allowable assets	
Net capital	**35,808**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000
Net capital in excess of requirement	$30,808
Ratio of aggregate indebtedness to net capital	37.31%

Aggregate indebtedness (1)

(1) The Company had liabilities of $13,360 as of December 31, 2019.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2019 filed by SOLIC Capital, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 17, 2020.

SOLIC CAPITAL, LLC
SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3(k)(2)(i) and did not maintain possession or control of any customer funds or securities as of December 31, 2019.

PragerMetis

Report of Independent Registered Public Accounting Firm

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920
T 908.766.9800
F 908.766.9811
www.pragermetis.com

To the Board of Directors
Solic Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Solic Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Solic Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Solic Capital, LLC stated that Solic Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Solic Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Solic Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prager Metis CPAs, LLC

Basking Ridge, New Jersey
February 21, 2020

SOLIC CAPITAL, LLC
EXEMPTION REPORT

I, as the member of management of Solic Capital, LLC (the "Company") am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) We identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i), and

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

Solic Capital, LLC
I, Matthew Rubin affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Matthew Rubin
Chief Compliance Officer